

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2011

<u>Via U.S. Mail</u>
Alliance Petroleum Corporation
c/o State Agent & Transfer Syndicate, Inc.
112 North Curry Street
Carson City, NV 89703

>   **Re: Alliance Petroleum Corporation**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed June 13, 2011**
>   **File No. 333-172114**

To Whom It May Concern:

    We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please review marked changes to the document from the prior version and eliminate any remaining red-line revisions. For example, but without limitation, we note the word 'audited' with a strike-through line on page five and the sentence with similar strike-through on page 16.

2.   We note your response to comment 2 from our letter dated May 11, 2011, and reissue such comment. Please revise your filing to disclose that Mr. Ijaz has not visited the subject property. Please also disclose whether he has any plans to visit the subject property, and disclose the expected timing of any such visit. In addition, please revise your filing to disclose in your filing the information that you provided in your response to comment 3 from our letter dated March 7, 2011.

3.   We note your response to comment 3 from our letter dated May 11, 2011, and reissue such comment. Please advise us, and include risk factor disclosure, as applicable, regarding the experience of Mr. Puzzo in the past ten years related to any start-up oil and gas or other new company which subsequently (a) materially altered its business plan or its business, (b) named a new control person, (c) ceased mining or oil and gas activities, (d) became a delinquent filer, or (e) reported proven or probable reserves. For each such company, please describe the circumstances to us in necessary detail. For example, we note Mr. Puzzo's involvement as counsel with the registration statement on Form S-1 (File No. 333-153675) for Allora Minerals, Inc. We also note that Allora Minerals materially altered its business plan, named a new control person, and ceased mining activities when it was sold in June 2009 to EPOD Solar Inc. Information regarding these filings and Mr. Puzzo's involvement can be found in public filings in the EDGAR system available at www.sec.gov. We may have further comments.

4.   We note your response to comments 5, 6 and 16 from our letter dated May 11, 2011. Please revise your filing to clarify in the use of proceeds, plan of operations, and the prospectus summary sections your plan of operations for the next twelve months and how much it will cost to accomplish such plan. Such disclosure should address, without limitation, your plans with respect to acquiring additional interests in oil and gas properties, and your exploration plans with respect to the property related to your lease option agreement dated January 14, 2011. In addition, please clarify throughout your filing the sources of the funds that you will need to conduct your 12-month plan of operation. In particular, we note your statement throughout the filing and on page 29 that with the proceeds of 80% of the primary offering, the plan of operations outlined on pages 28-29 can be accomplished. However, we note that the use of proceeds outlined on pages 12 and 13 do not appear to contemplate the use of the funds from this offering for all of your activities described in connection with your plan of operations for the next twelve months. We may have additional comments.

5.   Please clarify your statement at page 5 that you require minimum funding of approximately $25,000 to conduct your proposed operations for a minimum period of one year. For example, please describe the operations that you would conduct in connection with such minimum funding.

6.   Please clarify throughout your filing your anticipated operations and expenses related to each phase of your exploration program. See comment 5 from our letter dated May 11, 2011. For example, and without limitation, we note your statement at page 7 that you believe that your current cash of $1 and the $100,000 cash you anticipate receiving from this offering will be sufficient to complete the first phase of any initial exploration program of any property claim, including the Property.

7.   We note your response to comment 7 in our letter dated May 11, 2011, and reissue such comment. Please provide the disclosure required by Item 407(a) of Regulation S-K. In particular, identify whether your director is independent under the independence standards applicable to you under paragraph (a)(1) of Item 407.

Prospectus Cover Page

8.   We note your response to comment 8 from our letter dated May 11, 2011, and reissue such comment. In that regard, we note that your revised disclosure on your prospectus cover page and on page 13 suggests that you may return subscriptions to investors. However, that does not appear to be consistent with your statement that any funds raised from the offering will be immediately available for your use and will not be returned to investors. Please revise.

Prospectus Summary, page 4

9.   We note your response to comment 9 in our letter dated May 11, 2011. Please revise your filing to describe the nature of your principal offices in Nevada.

Summary Financial Information, page 5

10.   Please revise the label on the balance sheet information from December 31, 2010 to March 31, 2011.

Use of Proceeds, page 12

11.   Please remove any reference in your filing to your offering of "$500,000 shares," including, without limitation, on page 13. Please refer to comment 8 in our letter dated May 11, 2011.

Liquidity and Capital Resources, page 31

12.   We note your response to comment 17 in our letter dated May 11, 2011, and reissue such comment. Although you indicate that you have revised your Use of Proceeds table in connection with our comment, we were not able to locate such revised disclosure.

Significant Employees and Consultants, page 33

13.   We note your response to comment 17 in our letter dated May 11, 2011, in which you provided support for your description of Mr. Ijaz as an independent contractor. However, given Mr. Ijaz's status as a 71.1% owner, the sole director, the sole officer, and the sole person operating the company, your description of Mr. Ijaz as "independent" in this context could be confusing to investors. Please revise.

Balance Sheets, page F-12

14.   We note you entered into an oil and gas lease option agreement on January 14, 2011 for $4,000 and that you present this cost as a separate line item titled 'Mineral Lease option.' Please modify your balance sheet presentation to present this cost as a component of oil and natural gas properties, which should be further categorized into costs for proved and unproved balances. Refer to Rule 4-10(c)(7)((ii) of Regulation S-X.

Statements of Cash Flows, page F-14

15.   We note you have classified the cash payment for the mineral lease option as an operating activity instead of an investing activity. Please explain to us why you believe this classification is appropriate. Refer to ASC 230-10-45-13.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer O'Brien at (202) 551-3721 or Mark Shannon, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Douglas Brown at (202) 551-3265, or Laura Nicholson at (202) 551-3584 with any other questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Thomas E. Puzzo